                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             (Amendment No.      )/1/
                                            -----

                               DESKTOP DATA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  25057H-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Robert L. Lentz, Individual, Inc., 8 New England Executive Park West,
                     Burlington, MA  01803  (781) 273-6000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 2, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

------------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
CUSIP NO. 25057H-10-1                13D                   PAGE 2 OF 14 PAGES
-----------------------                                  ---------------------
                                 SCHEDULE 13D

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

      INDIVIDUAL, INC.

 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      04-3036959
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    1,726,398 (acquisition of such shares is conditioned
    NUMBER OF             upon the occurrence of certain events specified
                          in that certain Stock Option Agreement dated
                          November 2, 1997 filed as Exhibit 5 to this Schedule
                          13D)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,783,580
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    1,726,398 (acquisition of such shares is conditioned
    REPORTING             upon the occurrence of certain events specified
                          in that certain Stock Option Agreement dated
      PERSON              November 2, 1997 filed as Exhibit 5 to this Schedule
                          13D)
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                              -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,509,978

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      43.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP NO. 25057H-10-1                13D                   PAGE 3 OF 14 PAGES
-----------------------                                  ---------------------

     Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Individual, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.  SECURITY AND ISSUER

   This statement on Schedule 13D relates to the Common Stock, $.01 par value per share (the "Issuer Common Stock"), of Desktop Data, Inc., a Delaware
corporation (the "Issuer").   The principal executive offices of the Issuer are
located at 80 Blanchard Road, Burlington, Massachusetts 01803.

ITEM 2.  IDENTITY AND BACKGROUND

     (i) The name of the person filing this statement is Individual, Inc., a Delaware corporation ("Individual").

     (ii) The address of the principal office and principal business of Individual is 8 New England Executive Park-West, Burlington, Massachusetts 01803.

     (iii) Individual develops and markets a suite of customized news and information services.

     (iv) Set forth in Schedule I is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Individual's directors and executive officers as of the date hereof.

     (v) During the past five years, neither Individual nor, to Individual's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (vi) During the past five years, neither Individual nor, to Individual's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or state securities laws or finding any violation with respect to such laws.

     (vii)  All of the directors and executive officers of Individual named in
Schedule I are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to an Agreement and Plan of Merger and Reorganization dated November 2, 1997 (the "Merger Agreement") between Individual and the Issuer, and subject to the conditions set forth therein (including approval by stockholders of Individual and the Issuer), Individual will be merged with and into the Issuer (the "Merger"), with each share of Individual Common

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CUSIP NO. 25057H-10-1                13D                   PAGE 4 OF 14 PAGES
-----------------------                                  ---------------------


Stock, $.01 par value per share ("Individual Common Stock"), being converted into the right to receive one-half of a share of Issuer's Common Stock. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and
                                         ---------
incorporated herein in its entirety by reference.

   This statement on Schedule 13D relates to an option granted to Individual by the Issuer to purchase shares of Common Stock from the Issuer as described in
Item 4 below (the "Stock Option").

ITEM 4.  PURPOSE OF TRANSACTION

     (a) - (b) As described in Item 3 above, this statement relates to the Merger of Individual with and into the Issuer in a merger pursuant to the relevant provisions of the Delaware General Corporation Law ("Delaware Law").
At the effective time of the Merger (the "Effective Time"), the separate existence of Individual will cease to exist and the Issuer will continue as the surviving corporation (the "Surviving Corporation"). In connection with the Merger, holders of outstanding Individual Common Stock will receive, in exchange for each share of Individual Common Stock held by them, one-half of a share of Issuer Common Stock. In addition, the Issuer will assume all outstanding options under Individual's Amended and Restated 1989 Stock Option Plan, 1995 Incentive Stock Option Plan, 1996 Non-Employee Directors Stock Option Plan, 1996 Stock Option Plan and Amended and Restated 1996 Stock Plan and will assume all purchase rights outstanding under Individual's 1996 Employee Stock Purchase Plan. Furthermore, the Issuer will assume all outstanding warrants for the purchase of Individual Common Stock. If the Merger is consummated, Individual Common Stock will be deregistered under the Act and delisted from the Nasdaq National Market.

     The Merger Agreement contains customary representations and warranties on the part of Individual and the Issuer, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of Individual and the Issuer and the occurrence of no event with a material adverse effect with respect to a party. The Merger Agreement also contains covenants regarding the activities of the parties pending consummation of the Merger. Generally, each of the parties must conduct its business in the ordinary course consistent with past practice.

     The Merger Agreement provides for a payment of a fee of $3,500,000 by Issuer to Individual upon the earliest occurrence of the following events: (a) the termination of the Merger Agreement by Individual upon the occurrence of one of the following events: (i) the Board of Directors of Issuer withholds, withdraws or modifies in a manner adverse to Individual its recommendation in favor of the Merger, (ii) a Terminating Breach by Issuer (as defined in Section 7.01(g) of the Merger Agreement) or (iii) if any representation or warranty on the part of Issuer set forth in the Merger Agreement proves to be untrue at the Effective Time, and such failure to be true is reasonably likely to have a Material Adverse Effect (as defined in Section 1.13 of the Merger Agreement);
(b) the termination of the Merger Agreement by Individual or Issuer upon the occurrence of one of the following events: (i) the acceptance of an Issuer Superior Proposal (as defined below) by Issuer or the recommendation of such an Issuer Superior Proposal by the Board of Directors of Issuer to its stockholders or (ii) the Issuer's failure to obtain the required vote by the stockholders of Issuer at a meeting of such stockholders, if Issuer subsequently enters into an Alternative Transaction (as defined in Section 7.03(d) of the Merger Agreement) (an "Issuer Negative Vote"); or (c) the delivery of information

-----------------------                                  ---------------------
CUSIP NO. 25057H-10-1                13D                   PAGE 5 OF 14 PAGES
-----------------------                                  ---------------------

by Issuer to any person (or group of persons) other than Individual or its affiliates or Issuer or its affiliates, as the case may be, (a "Third Party"), as described in Section 4.02(b)(iii) of the Merger Agreement.

     The Merger Agreement provides for a payment of a fee of $3,500,000 by Individual to Issuer upon the earliest occurrence of the following events: (a) the termination of the Merger Agreement by Issuer upon the occurrence of one of the following events: (i) the Board of Directors of Individual withholds, withdraws or modifies in a manner adverse to Issuer its recommendation in favor of the Merger, (ii) a terminating Breach by Individual (as defined in Section 7.01(g ) of the Merger Agreement) or (iii) any representation or warranty on the part of Individual set forth in the Merger Agreement proves to be untrue at the Effective Time, and such failure to be true is reasonably likely to have a Material Adverse Effect (as defined in Merger Agreement, Section 1.13); (b) the termination of the Merger Agreement by Issuer or Individual upon the occurrence of one of the following events: (i) the acceptance of an Individual Superior Proposal (as defined below) by Individual or the recommendation of such an Individual Superior Proposal by the Board of Directors of Individual to its stockholders or (ii) the failure of Individual to obtain the required vote by the stockholders of Individual at a meeting of such stockholders, if Individual enters an Alternative Transaction (an "Individual Negative Vote"); or (c) the delivery of information by Individual to a Third Party, as described in Section 4.02(a)(iii) of the Merger Agreement.

     The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this
                                                          ---------
Schedule 13D and incorporated herein in its entirety by reference.

     As an inducement to Individual to enter into the Merger Agreement, Individual and the Issuer entered into a Stock Option Agreement, dated November 2, 1997 (the "Stock Option Agreement"). The Stock Option Agreement, by and between Individual and the Issuer grants Individual an irrevocable option (the "Stock Option") to purchase up to 1,726,398 shares (the "Option Shares") of Issuer Common Stock under the circumstances specified in the Stock Option Agreement by exchanging therefor shares of Individual Common Stock at the rate of two (2) shares of Individual Common Stock for each Option Share and/or, at Individual's election, by paying a cash amount of $10.34 per share (the "Exercise Price"). The Stock Option Agreement is attached hereto as Exhibit 5.
                                                                    ---------

     Subject to certain conditions, the Stock Option may be exercised in whole or in part by Individual upon: (a) the commencement of a tender or exchange offer for 25% or more of any class of Issuer's capital stock; (b) the termination of the Merger Agreement by the Issuer upon the occurrence of one of the following events: (i) the Board of Directors of Issuer withholds, withdraws or modifies in a manner adverse to Individual its recommendation in favor of the Merger or (ii) any representation or warranty on the part of Issuer set forth in the Merger Agreement proves to be untrue at the Effective Time, and such failure to be true is reasonably likely to have a Material Adverse Effect (as defined in Section 1.13 of the Merger Agreement); (c) the termination of the Merger Agreement by Issuer or Individual upon the occurrence of one of the following events: (i) the acceptance of an Issuer Superior Proposal by Issuer or the recommendation of such an Issuer Superior Proposal by the Board of Directors of Issuer to its stockholders or (ii) in the event of an Issuer Negative Vote; or
(d) the delivery of information by Issuer to a Third Party, as described in
Section 4.02(b)(iii) of the Merger Agreement (any of the events specified in clauses (b), (c) or (d) of this sentence are referred to herein as an "Exercise

-----------------------                                  ---------------------
CUSIP NO. 25057H-10-1                13D                   PAGE 6 OF 14 PAGES
-----------------------                                  ---------------------


Event"). The Stock Option terminates upon the earlier of (i) the Effective Time,
(ii) 180 days following termination of the Merger Agreement if an Exercise Event shall have occurred on or prior to the date of such termination, or (iii) the date on which the Merger Agreement is terminated if an Exercise Event shall not have occurred on or prior to such date; provided, however, with respect to
                                        --------  -------
clause (ii) of this sentence, if the Stock Option cannot be exercised by reason of any applicable government order then the Stock Option shall not terminate then until the tenth business day after such impediment to exercise shall have been removed or shall have become final and not subject to appeal. Notwithstanding the foregoing, the Stock Option may not be exercised if Individual is in breach in any material respect of any of its covenants or agreements contained in the Merger Agreement.

     As an inducement to the Issuer to enter into the Merger Agreement, Issuer and Individual have also entered into a Stock Option Agreement, dated November 2, 1997, which grants the Issuer an irrevocable option to purchase up to 3,249,779 shares of Individual Common Stock under the circumstances specified in the Stock Option Agreement between Individual and the Issuer by exchanging therefor shares of Issuer Common Stock at the rate of one-half (1/2) of a share of Issuer Common Stock for each share of Individual Common Stock subject to such option and/or, at Issuer's election, by paying a cash amount of $5.17 per share. The substance of this agreement is substantially similar in substance to of the Stock Option Agreement, and a copy of this agreement is included as Exhibit 4 to this Schedule 13D and incorporated herein in its entirely by reference.

     The term "Issuer Superior Proposal" means an unsolicited bona fide written Acquisition Proposal which the Board of Directors of Issuer determines in good faith (after consultation with its financial advisors, and after receiving a written opinion of outside counsel to the effect that the Board of Directors is required to recommend the Acquisition Proposal to its stockholders in order to discharge properly its fiduciary duties) would result in a transaction more favorable to Issuer's stockholders from a financial point of view than the transaction contemplated by the Merger Agreement.

     The term "Individual Superior Proposal" means an unsolicited bona fide written Acquisition Proposal which the Board of Directors of Individual determines in good faith (after consultation with its financial advisors, and after receiving a written opinion of outside counsel to the effect that the Board of Directors is required to recommend the Acquisition Proposal to its stockholders in order to discharge properly its fiduciary duties) would result in a transaction more favorable to Individual's stockholders from a financial point of view than the transaction contemplated by this Agreement.

     The term "Acquisition Proposal" means the initiation or submission of any inquiries, proposals or offers regarding any acquisition, merger, take-over bid, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transactions involving Individual or Issuer or any subsidiaries of Individual or Issuer, with the exception of discussions involving Individual leading to the acquisition of ClariNet Communications Corp., the Acquisition of NewsPage or the creation of a joint ventures to market and operate NewsPage and/or the Netscape Netcenter businesses, provided no agreement is entered into without the consent of Issuer.

     Also as an inducement to Individual to enter into the Merger Agreement, certain stockholders of the Issuer (collectively, the "Participation Agreement Stockholders") have

-----------------------                                  ---------------------
CUSIP NO. 25057H-10-1                13D                   PAGE 7 OF 14 PAGES
-----------------------                                  ---------------------

entered into a Participation Agreement dated November 3, 1997 (the "Participation Agreement") with Individual. Pursuant to the Participation Agreement, the Participation Agreement Stockholders have agreed to vote the shares of Issuer Common Stock owned by them (i) in favor of approval and adoption of the Merger Agreement and the Merger and any matter that could reasonably be expected to facilitate the Merger and (ii) against approval of any proposal made in opposition to or competition with consummation of the Merger. The Participation Agreement Stockholders have also agreed if requested by Individual to execute and deliver to Individual an irrevocable proxy granting Individual the authority to vote the shares of Issuer Common Stock owned by the Participation Agreement Stockholders in the manner described in the previous sentence. The Participation Agreement terminates upon the earlier to occur of the Effective Time or the termination of the Merger Agreement. The name of each Participation Agreement Stockholder and the number of outstanding shares of Issuer Common Stock held of record by such stockholder as of November 3, 1997 is set forth in Schedule II hereto which is hereby incorporated by this reference. Individual did not pay any additional consideration to any Participation Agreement Stockholder in connection with the execution and delivery of the Participation Agreement.

     The foregoing summary of the Participation Agreement is qualified in its entirety by reference to the copy of the Participation Agreement included as
Exhibit 3 of this Schedule 13D and incorporated herein in its entirety by
---------
reference.

     As an inducement to Issuer to enter into the Merger Agreement, certain stockholders of Individual have entered into a Participation Agreement dated November 3, 1997 with Issuer, the substance of which is substantially similar to
the substance of the Participation Agreement.   A copy of this Participation
Agreement is included as Exhibit 2 of this Schedule 13D and incorporated herein
                         ---------
in its entirety by reference.

     Also in connection with the Merger Agreement, the Participation Agreement Stockholders and the stockholders of Individual who have executed a Participation Agreement in favor of the Issuer (each an "Affiliate") have each entered into an Affiliate Agreement with Individual (collectively, the "Affiliate Agreements") pursuant to which each Affiliate has agreed not to sell, exchange, transfer, pledge, dispose or otherwise reduce its risk relative to any shares of Issuer Common Stock or other equity securities of Issuer (and Individual Common Stock with respect to its Affiliates) owned by it during the period commencing on November 3, 1997 and ending at such time as financial results covering at least 30 days of combined operations of the Issuer and Individual have been published by Issuer, in the form of a quarterly earnings report, an effective registration statement filed with the Securities and Exchange Commission ("Commission"), a report to the Commission on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes the combined results of operations, so as to interfere with Issuer's accounting for the Merger as a pooling of interests. The foregoing summary of the Affiliate Agreements is qualified in its entirety by reference to the forms of the Affiliate Agreements included as Exhibits 6 and 7 of this Schedule 13D and
                                 ----------------
incorporated herein in their entirety by reference.

     (c)  Not applicable.

     (d) The directors of Issuer immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation, and the officers of Issuer

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CUSIP NO. 25057H-10-1                13D                   PAGE 8 OF 14 PAGES
-----------------------                                  ---------------------

immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

     (e) Other than as a result of the Merger described in Item 3 above, not applicable.

     (f)  Not applicable.

     (g) The Certificate of Incorporation of Issuer, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation; provided, however, that the Certificate of
                                   --------  -------
Incorporation of the Surviving Corporation shall be amended as of the Effective Time (i) to increase the number of authorized shares of capital stock of the Surviving Corporation and (ii) to provide that the name of the Surviving Corporation is "NewsEDGE Corporation."

     (h) - (i) Other than as a result of the Merger described in Item 3 above, not applicable.

     (j) Other than as described above, Individual currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Individual reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

   (a) - (b) If the Stock Option is exercised, Individual will have the right to acquire 1,726,398 shares of Issuer Common Stock. If acquired, Individual would have sole voting and dispositive power over such shares, and such shares would constitute approximately 16.6% of the issued and outstanding shares of the Issuer Common Stock as of October 31, 1997.

     As a result of the Participation Agreement, Individual has shared power to vote an aggregate of 2,783,580 shares of Issuer Common Stock for the limited purposes described in Item 4 above, and such shares constitute approximately 31.9% of the issued and outstanding shares of Issuer Common Stock as of October 31, 1997. To the extent that Individual, as permitted by the Participation Agreement, requests proxies to vote all of the shares of Issuer Common Stock subject to the Participation Agreement and such proxies are so granted, Individual will have the sole voting power with respect to such shares.

   As a result of the Participation Agreement and if the Stock Option is exercised, Individual may be deemed to beneficially own an aggregate of 4,509,978 shares of Issuer Common Stock, or 43.2% of the issued and outstanding shares of Issuer Common Stock as of October 31, 1997.

     To Individual's knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule I.

     (c) Neither Individual, nor, to Individual's knowledge, any person named in
Schedule I, has affected any transaction in the Issuer Common Stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

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CUSIP NO. 25057H-10-1                13D                   PAGE 9 OF 14 PAGES
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

   Other than as described herein, to Individual's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.                       Description

     1 Agreement and Plan of Merger and Reorganization dated November 2, 1997, by and between Desktop Data, Inc. a Delaware corporation and Individual, Inc., a Delaware corporation.

     2 Participation Agreement dated November 3, 1997, by and among Desktop Data Inc., a Delaware corporation, and certain stockholders of Individual, Inc., a Delaware corporation.

     3 Participation Agreement dated November 3, 1997, by and among Individual, Inc., a Delaware corporation and certain stockholders of Desktop Data, Inc., a Delaware corporation.

     4 Stock Option Agreement dated November 2, 1997, by and between Desktop Data Inc., a Delaware corporation, and Individual, Inc., a Delaware corporation.

     5 Stock Option Agreement dated November 2, 1997, by and between Individual, Inc., a Delaware corporation, and Desktop Data, Inc., a Delaware corporation.

     6 Form of Affiliate Agreement dated November 3, 1997, by and between Desktop Data, Inc., a Delaware corporation, and certain stockholders of Desktop.

     7 Form of Affiliate Agreement dated November 3, 1997, by and between Desktop Data, Inc., a Delaware corporation, and certain stockholders of Individual, Inc.

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CUSIP NO. 25057H-10-1                13D                  PAGE 10 OF 14 PAGES
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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   November 12, 1997           INDIVIDUAL, INC.



                              By:   /s/ Michael E. Kolowich
                                    -----------------------
                                    Michael E. Kolowich
                                    Chairman, President and
                                    Chief Executive Officer

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CUSIP NO. 25057H-10-1                13D                  PAGE 11 OF 14 PAGES
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                                  SCHEDULE I

                                                                           Name and Address of Corporation
                                       Principal Occupation                   or Other Organization in
Name                                      or Employment                            Which Employed
----------------------------  --------------------------------------  -----------------------------------------

Michael E. Kolowich           Chairman, President, Chief Executive    Individual, Inc.
                              Officer and Director                    8 New England Executive Park West
                                                                      Burlington, MA  01803

Robert L. Lentz               Senior Vice President, Finance and      Individual, Inc.
                              Administration and Chief Financial      8 New England Executive Park West
                              Officer, Treasurer and Secretary        Burlington, MA  01803


Michael D. Kinkead            Senior Vice President and World Wide    Individual, Inc.
                              Sales and Marketing                     8 New England Executive Park West
                                                                      Burlington, MA  01803

G. Neil Skene Jr.             Senior Vice President, News, Products   Individual, Inc.
                              and Services and Editor-in-Chief        8 New England Executive Park West
                                                                      Burlington, MA  01803

Michael F. Kraley             Senior Vice President and Chief         Individual, Inc.
                              Technology Officer                      8 New England Executive Park West
                                                                      Burlington, MA  01803

Joseph A. Amram               President and Chief Executive Officer   ValiCert, Inc.
                                                                      333 West El Camino Real, Suite 270
                                                                      Sunnyvale, CA  94086

Elon Kohlberg                 Professor                               Harvard Business School
                                                                      Morgan 235
                                                                      Boston, MA  02163

Gregory S. Stanger            Director of Business Development and    Microsoft Corporation
                              Investments                             One Microsoft Way, 8S/2124
                                                                      Redmond, WA  98052-6399

William A. Devereaux          Managing Director                       American Capital Company
                                                                      5 Cherry Hill Drive
                                                                      Danvers, MA  01923

James D. Daniell              President and Chief Operating           LiTLENET LLC
                              Officer                                 900 Chelmsford Street
                                                                      Lowell, MA  01851

Jeffery S. Galt               President                               Knight-Ridder Information, Inc.
                                                                      2440 West El Camino Real
                                                                      Mountain View, CA  94040

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CUSIP NO. 25057H-10-1                13D                  PAGE 12 OF 14 PAGES
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
Marino R. Polestra            Vice President                          Burr, Egan, Deleage & Co.
                                                                      One Embarcadero Center, Suite 4050
                                                                      San Francisco, CA  94111

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CUSIP NO. 25057H-10-1                13D                  PAGE 13 OF 14 PAGES
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                                  SCHEDULE II

                                                                      Percentage of Outstanding
                                Number of Shares of Issuer             Shares of Issuer Common
Individual                    Common Stock Beneficially Owned       Stock as of October 31, 1997
-------------------------  -------------------------------------  ---------------------------------

Donald McLagan                                         2,119,899                              24.4%

Barbara B. McLagan as                                    207,221                               2.4%
Custodian for Marnie E.
McLagan under the
Massachusetts Uniform
Transfer to Minors Act

Barbara B. McLagan as                                    207,221                               2.4%
Custodian for
Christopher R. McLagan
under the Massachusetts
Uniform Transfer to
Minors Act

Edward R. Siegfried                                      125,608                               1.4%
                                                  (includes right to
                                                 acquire 17,498 shares)

Daniel F. X. O'Reilly                                    200,491                               2.3%
                                                  (includes right to
                                                 acquire 17,498 shares)

A. Baron Cass                                             96,437                               1.1%
                                                   (includes right to
                                                  acquire 2,500 shares)

Rory Cowan                                                12,500                              0.14%
                                                    (includes right to
                                                   acquire 2,500 shares)

June Rokoff                                               13,025                              0.15%
                                                   (includes right to
                                                  acquire 2,500 shares)

John L. Moss                                                   0                                 0%

Ellen Carnahan                                           215,620                               2.5%
                                                  (includes right to
                                                   acquire 2,500 shares)

William Blair Venture                                    213,120                               2.5%
 Partners III

-----------------------                                  ---------------------
CUSIP NO. 25057H-10-1                13D                  PAGE 14 OF 14 PAGES
-----------------------                                  ---------------------

                                 EXHIBIT INDEX

Exhibit No.  Description
------------ ----------------------------------------------

     1       Agreement and Plan of Merger and
             Reorganization dated November 2, 1997, by and between Desktop Data, Inc., a Delaware corporation, and Individual, Inc., a Delaware corporation.

     2       Participation Agreement dated November 3,
             1997, by and among Desktop Data Inc., a
             Delaware corporation, and certain
             stockholders of Individual, Inc., a Delaware corporation.

     3       Participation Agreement dated November 3,
             1997, by and among Individual, Inc., a
             Delaware corporation, and certain stockholders of Desktop Data, Inc., a Delaware corporation.

     4       Stock Option Agreement dated November 2,
             1997, by and between Desktop Data, Inc., a Delaware corporation, and Individual, Inc., a Delaware corporation.

     5       Stock Option Agreement dated November 2,
             1997, by and between Individual, Inc., a Delaware corporation, and Desktop Data, Inc., a Delaware corporation.

     6       Form of Affiliate Agreement dated November 3,
             1997, by and between Desktop Data, Inc., a Delaware corporation, and certain stockholders of Desktop.

     7       Form of Affiliate Agreement dated November 3,
             1997, by and between Desktop Data, Inc., a Delaware corporation, and certain stockholders of Individual.